

Mail Stop 3561

March 22, 2017

Mr. William T. Giles
Chief Financial Officer and Executive Vice President -
     Finance, Information Technology and ALLDATA
AutoZone, Inc.
123 South Front Street
Memphis, Tennessee 38103

    Re: AutoZone, Inc.
          Form 10-K for the Fiscal Year Ended August 27, 2016
          Filed October 24, 2016
          File No. 1-10714

Dear Mr. Giles:

    We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

    After reviewing your response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Reconciliation of Non-GAAP Measures, page 31

1. We note your presentation of cash flow before share repurchases and changes in debt. We also note your disclosure at the top of page 31 stating that your non-GAAP financial measures provide additional information for determining your optimum capital structure and are used to assist management in evaluation performance and in making appropriate business decisions to maximize stockholders' value. Please address the following comments:

        • Please tell us in detail why you believe the most directly comparable GAAP measure is the net increase/decrease in cash and cash equivalents line item from your statements of cash flows.

- Please tell us why you believe the presentation of cash flow before share repurchases and change in debt provides useful information to investors and how management uses this non-GAAP measure, if at all. In this regard, we note that your current disclosures are fairly generic and do not address this specific measure; nor do they explain the purpose of this measure in enough detail that a reader can understand why the change in cash flows related to debt excludes the payments of capital lease obligations or why the change in cash flows related to common stock excludes the net proceeds from the sale of common stock.

- This measure reflects that a portion of your share repurchases each year are effectively funded by an increase in your debt. In this regard, we note that the net cash generated from your operating activities is not sufficient to fund both your investing activities and your share repurchases. Given your references to "determining your optimum capital structure," please tell us how management determines the optimum capital structure, including the optimum amount of debt, and whether you believe this pattern of partially funding share repurchases with increases in debt is sustainable over the long-term given that optimum amount of debt. Also tell us how you considered explaining these matters to your investors to provide them with additional context in which to evaluate this measure.

- Since this appears to be a liquidity measure, please tell us why you have not disclosed the amounts for the three major categories of the statement of cash flows when you present this measure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Officer of Consumer Products